Exhibit 99.1

TCJH Receives Nasdaq Notification Regarding Minimum Bid Price Deficiency

GUANGZHOU, CHINA/ACCESSWIRE/ June 13, 2024/ Top KingWin Ltd (“Top KingWin” or the “Company”) (Nasdaq: TCJH) announced that it received a written notice (the "Notice") from The Nasdaq Stock Market LLC (“Nasdaq”) on June 7, 2024. The Notice notifies that the Company is not in full compliance with the minimum bid price requirement set forth in Nasdaq Listing Rules for continued listing on the Nasdaq Capital Market.

Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of US$1.00 per share, and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of the Company’s Class A ordinary shares for the 30 consecutive business days from April 25 through June 6, 2024, the Company no longer meets the minimum bid price requirement.

The Notice does not impact the Company’s listing on the Nasdaq Capital Market at this time. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided 180 calendar days, or until December 4, 2024, to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, the Company’s Class A ordinary shares must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days. In the event that the Company does not regain compliance on December 4, 2024, the Company may be eligible for additional time to regain compliance.

The Company’s business operations are not affected by the receipt of the Notice. The Company intends to monitor the closing bid price of its Class A ordinary shares and may, if appropriate, consider implementing available options, including, but not limited to, implementing a reverse share split of its outstanding Class A ordinary shares, to regain compliance with the minimum bid price requirement under the Nasdaq Listing Rules.

About Top KingWin Ltd

Top KingWin’s main clients are entrepreneurs and executives in small and medium-sized enterprises in China. Services provided by Top KingWin to its clients including (i) corporate business training services, which mainly focus on providing training services of advanced knowledge and new perspectives on the capital markets, (ii) corporate consulting services, which mainly focus on providing a combination of customized corporate consulting services to fulfill client's unique financial needs, and (iii) advisory and transaction services, which mainly focus on connecting entrepreneurs and businesses with diversified sources of capital. Its mission is to provide comprehensive services to address clients' needs throughout all phases of their development and growth.

Forward-Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, the use of proceeds from the Company's offering, the intent, belief or current expectations of Top KingWin and members of its management, as well as the assumptions on which such statements are based. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's registration statement and in its other filings with the SEC.

For more information, please contact:

Dan Wu

Chief Financial Officer

Email: dan.wu@tcjhgw.cn

SOURCE: Top Kingwin Ltd